

Mail Stop 4631

August 25, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Russell C. Hammer
Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

   RE: Form 10-K for the fiscal year ended December 31, 2008
      Form 10-Q for the period ended June 30, 2009
       File No. 0-51754

Dear Mr. Hammer:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations

Comparison of the Years Ended December 31, 2008 and 2007, page 39

2. Sales returns and allowances for wholesale channel revenues increased from $32.2 million for the year ended December 31, 2007 to $83.6 million for the year ended December 31, 2008. Your disclosures on page 7 indicate that you accept returns from wholesale and distributor customers for defective products, quality issues, and shipment errors on an exception basis at the sole discretion of management. You may also accept returns from wholesale and distributor customers, on an exception basis at the sole discretion of management, for the purpose of stock re-balancing to ensure that your products are merchandised in the proper assortments. Given the significant increase in sales returns and allowances, please disclose the factors and circumstances that led you to accept a significant more amount of returns in the current period as well as whether you expect these factors and circumstances to continue in future periods.

Critical Accounting Policies and Estimates

Sales Returns, Allowances and Discounts, page 52

3. You base your estimates for customer returns and allowances on historical rates of customer returns and allowances as well as the specific identification of outstanding returns that have not yet been received. You base your estimates for customer returns and allowances primarily on anticipated sales volume throughout the year. In light of the revenue declines beginning in the three months ended June 30, 2008 as well as the increase in sales returns and allowances in 2008 due to customer inventory build up, please expand your discussion to address the impact of these trends and conditions on your ability to estimate sales returns and allowances. Please also tell what consideration you gave to your ability to reasonably estimate the amount of future returns pursuant to SFAS 48 for revenue recognition purposes.

4. Please expand your disclosure regarding the significant estimates and assumptions used to arrive at these estimates. For example, if you are using a percentage of sales to estimate returns and allowances, please consider disclosing the percentage or range of percentages. Please also disclose how assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.

Inventory Valuation, page 52

5. At least quarterly, you analyze your inventory positions and make estimates regarding the net realizable value of your inventories and, if necessary, adjust them to the lower of cost or market. Your estimate of the net realizable value for excess and discontinued products is based on significant judgments made by management based on industry experience considering only limited company-specific historical experience with the sell-through of such products to liquidation or other "off-price" channels. Please disclose the specific estimates and assumptions you use to arrive at the estimated net realizable of your inventories. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions, whether certain estimates and assumptions are more subjective than others, and the potential impact of reasonably likely changes. Please also disclose how assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes. Your disclosures on page 27 of your Form 10-Q for the period ended June 30, 2009 indicate that you were able to sell inventory which had been previously written down to net realizable value at prices substantially higher than what you had previously estimated. In light of this, please address how accurate your estimates or assumptions have been in the recent past and what factors have led to significant differences. See Section 501.14 of the Financial Reporting Codification.

Impairment of Long-Lived Assets, page 55

6. During the year ended December 31, 2008, you recognized an impairment charge of $20.9 million on fixed assets, primarily related to equipment and shoe molds. This charge relates to certain manufacturing equipment that represented excess capacity that you decided to abandon as well as molds primarily for shoe styles that you either no longer intend to manufacture or for styles you have more molds on hand than is necessary to meet projected demand. You accounted for these as assets to be abandoned in accordance with SFAS 144. Please expand your disclosures to also provide insight on your impairment considerations of other long-lived assets, which are not abandoned, under SFAS 144. Please address the following:
   - Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
   - Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;
   - Please discuss the significant estimates and assumptions used to determine estimated undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and

- For any asset groups for which the carrying value was close to the fair value, including any asset groups with idle capacity, please consider disclosing the carrying value of the asset groups.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Property and Equipment, page F-10

7. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to costs of sales, please also revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B, as well as Item 10(e) of Regulation S-K.

Capitalized Software, page F-10

8. Given that capitalized software represents 74% of your intangible assets as of December 31, 2008, please disclose the nature of this capitalized software as well as address what considerations were given to potential impairment pursuant to paragraphs 34 and 35 of SOP 98-1 in your critical accounting policies.

Foreign Currency Translation and Foreign Currency Transactions, page F-12

9. Gains and losses generated by transactions denominated in foreign currencies are recorded in selling, general and administrative expense in the period in which they occur. Please tell us the nature of these transactions denominated in foreign currencies and how you determined it was appropriate to classify these amounts in selling, general and administrative expenses.

Note 11. Income Taxes, page F-28

10. Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets with the exception of those for which you recorded a valuation allowance of $49.1 million. In this regard, please consider each of the following points in your disclosures:
    - In regards to your deferred tax assets recorded related to net operating loss carryovers of $13.8 million, it appears that you have recorded a valuation allowance of $8.6 million. Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation

      allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;

- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
- Please include an explanation of the anticipated future trends included in your projections of future taxable income;
- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and
- Please disclose the nature of the non-current deferred tax asset described as future uncertain tax position offset.

11. You recorded a valuation allowance of $40.5 million for deferred tax assets related to certain deductible temporary differences in various tax jurisdictions because you believe that it is not more likely than not that you will be able to realize these deferred tax assets. Please expand your disclosure to address the significant components of your deferred tax assets for which this $40.5 million relates to as well as how you determined that a valuation allowance should be recorded related to this deferred tax assets.

Note 12. Allowances, page F-26

12. Your disclosures on page 39 indicate that your sales returns and allowances related to wholesale channel revenues alone were $83.2 million during the year ended December 31, 2008. In this regard, please help us understand why the sales return and allowances amount charged to costs and expenses for the year ended December 31, 2008 included in the table on page F-26 is significantly less than this amount. In a similar manner, please address the differences in the amounts disclosed on page 39 and page F-26 for the year ended December 31, 2007.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

13. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis

Recent Events, page 24

14. We urge you to continue to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks that additional charges

including charges related to the write-down of inventory, impairment of long-lived assets, allowances for doubtful accounts and restructuring may need to be recorded. In addition, we urge you to fully consider the guidance in SEC Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing these additional disclosures related to each type of potential charge.

Liquidity and Capital Resources, page 30

15. Please expand your liquidity and capital resources discussion to address the following:
   - You anticipate that cash flows from operations will be sufficient to meet the ongoing needs of your business for the foreseeable future. Please expand your disclosure to clarify what is meant by the foreseeable future;
   - Disclosures in your Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the period ended June 30, 2009 state that you are currently in discussions to obtain a new borrowing arrangement, which will most likely be an asset-backed revolving line of credit. Given the length of time which appears to have passed since you have been in these discussions, please expand your disclosure to address the potential impact on your ongoing cash needs of the delays or inability to obtain a this borrowing arrangement. Please also address whether your remaining sources of cash are sufficient and if you expect any alternative sources of funding to be available;
   - Your disclosures on page 39 of your Form 10-K for the year ended December 31, 2008 indicate that declines in revenue are also attributable to an increase in sales returns and allowances which are recorded as a reduction of net revenue. Sales returns and allowances have increased from $32.2 million for the year ended December 31, 2007 to $83.6 million for the year ended December 31, 2008. In a similar manner to the disclosures in your Form 10-K, please disclose if there have been continuing significant increases in sales returns and allowances and the corresponding impact of any of these trends on your liquidity; and

- Most of the amounts held outside of the U.S. could be repatriated to the U.S., but under current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits. In some countries, repatriation of certain foreign balances is restricted by local laws and could have adverse tax consequences if you were to move the cash to another country. Certain countries, including China, have monetary laws which may limit your ability to utilize cash resources in those countries for operations in other countries. These limitations may affect your ability to fully utilize your cash resources for needs in the U.S. or other countries and may adversely affect your liquidity. Please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents which are available for use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., the amounts which could be repatriated along with any corresponding tax effect of repatriating these amounts, as well as the amounts that are restricted by laws to be used in other countries.

16. Accounts receivable, net increased from $35.3 million at December 31, 2008 to $67.1 million at June 30, 2009. You state that your accounts receivable balance increased during the second quarter of 2009 due to the timing of sales in the quarter, which resulted in increased current outstanding balances as of June 30, 2009. At March 31, 2009, your accounts receivable was $60.6 million, which represents an increase of approximately 72% since December 31, 2008. Your disclosures in your Form 10-Q for the period ended March 31, 2009 also attributed the increase in accounts receivable to the timing of sales in the quarter. There was an increase in your accounts receivable of 11% from March 31, 2009 to June 30, 2009. Please further explain why the timing of sales significantly impacted the accounts receivable balances at March 31, 2009 and June 30, 2009 and whether you expect this to be a continuing trend. In light of these significant increases, please consider also disclosing your allowance for doubtful accounts, reserve for sales returns and allowances, and changes in allowances in a similar manner to your disclosures on page F-26 of your Form 10-K for the year ended December 31, 2008 as well as correspondingly discussing any significant changes in MD&A. Please consider what quantitative disclosures can be provided to convey to investors any risks associated with the collectability of your accounts receivable and the likelihood as to whether charges may need to be recorded. You should also consider including an analysis of days sales outstanding. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief